March 16, 2022

VIA EDGAR

Mr. Ameen Hamady
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Re:    Duke Realty Corporation
Duke Realty Limited Partnership (collectively referred to as the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 18, 2022
File Numbers 1-9044 and 0-20625
Dear Mr. Hamady:
The Company is providing this letter to you in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated March 14, 2022 (the “Comment Letter”) related to the Company’s 2021 Annual Report on Form 10-K (the “2021 Form 10-K”). To facilitate your review, the Company has reproduced below the original text of the Staff’s comment, and has included its response immediately following such comment.
Please note that the Company is filing this response letter via EDGAR submission.
Form 10-K for the year ended December 31, 2021
Dispositions, page 81
1. We note your disclosure that in July 2021, you entered into a 20%-owned unconsolidated joint venture with plans to contribute three tranches of properties for a total of nine properties. It appears that two of the three tranches were contributed on July 27, 2021 and September 21, 2021 for $115.7 million and $172.9 million in net cash proceeds respectively and that the joint venture financed the acquisition of these properties with a combination of third party first mortgage loans and equity contributions from your partner. In order to better understand the Company's accounting, please tell us how the Company measured its equity interest in this unconsolidated joint venture when considering these contributions. In that regard, please tell us how the Company considered the guidance in ASC 610-20 and whether any of these contributions resulted in a gain or loss upon such contribution.

Response:
ASC 610-20 provides guidance on the recognition of gains and losses on transfers of nonfinancial assets and in substance nonfinancial assets to counterparties that are not customers. ASC 610-20-05-2 clarifies the term transfer is used broadly and includes the sales and situations when an entity may lose control of nonfinancial assets or in substance nonfinancial assets by contributing those assets to a joint venture. The properties the Company contributed to the unconsolidated joint venture were made up of buildings, land and trailer lots, which are nonfinancial assets. Also, the unconsolidated joint venture, formed with CBRE Global Investors, does not meet the definition of a customer. As such, the Company accounted for the contribution of the properties to this unconsolidated joint venture pursuant to ASC 610-20.
Equity Method Investment Measurement
In accordance with ASC 610-20-32-4, when an entity transfers control of a distinct nonfinancial asset in exchange for a noncontrolling interest, the entity shall consider the noncontrolling interest received from the counterparty as noncash consideration and shall measure it in accordance with the guidance in paragraphs ASC 606-10-32-21 through 32-24. This transaction is generally referred to as a partial sale. Under ASC 606-10-32-21, to determine the transaction price for contracts with consideration in a form other than cash, an entity shall measure the estimated fair value of the noncash consideration at contract inception.
In exchange for the contribution of the properties, the Company received cash for 80% of the value of such properties and obtained a 20% ownership interest in the unconsolidated joint venture for the remaining 20% of the value of such properties. As these transactions resulted in the Company obtaining a 20% ownership interest in the unconsolidated joint venture, the contributions of the assets to this unconsolidated joint venture were considered as partial sales. Further, as the Company received cash for 80% of the purchase price of the assets contributed to the unconsolidated joint venture, the fair value of the 20% ownership interest obtained was readily determinable and was recorded, upon the respective times of each closing, in investments in and advances to unconsolidated joint ventures as of December 31, 2021, on the Consolidated Balance Sheets.
Full Gain Recognition
ASC 610-20-32-2 requires that when an entity meets the criteria to derecognize a distinct nonfinancial asset, it shall recognize a gain or loss for the difference between the amount of consideration measured and allocated to that distinct asset in accordance with paragraphs 610-20-32-3 through 32-6 and the carrying amount of the distinct asset. The amount of consideration promised in a contract that is included in the calculation of a gain or loss includes both the transaction price and the carrying amount of liabilities assumed or relieved by a counterparty. ASC 610-20-32-3 provides that noncash consideration is included on determining the transaction price. As stated by ASC 610-20-32-4 above, the noncontrolling interest received from the counterparty is treated as noncash consideration. As such, the 20% ownership interest obtained by the Company constituted noncash consideration and was included as part of the transaction price in measuring the gain on contribution of assets.
As the title and physical possession of these properties were transferred to the unconsolidated joint venture upon the closings of the contributions, the Company concluded that the control of these properties was transferred to the unconsolidated joint venture. As a result, the Company derecognized these properties and recognized full gains, at their respective times of closing, of $87.5 million and $134.3 million, respectively. As a result, a total gain of $221.8 million was included in the gain on sale of properties line item for the year ended December 31, 2021, on the Consolidated Statement of Operations and Comprehensive Income.

The accounting for the contributions of these assets in exchange for cash and a 20% ownership interest in the unconsolidated joint venture is consistent with the Company’s disclosed accounting policy. Please see the disclosure under Significant Accounting Policies – Joint Ventures on page 71 of the Company’s Form 10-K for the period ended December 31, 2021, which states that when the Company contributes properties to unconsolidated joint ventures and retains a non-controlling ownership interest in such assets, the Company recognizes the full gain equal to difference between the consideration received and the carrying amount of the asset contributed when its derecognition criteria are met. The equity method investment the Company obtains in such partial sale transactions is noncash consideration and is measured at fair value.
The Company appreciates your time and cooperation with this matter and if you have any questions, please feel free to contact me at 317/808-6667.
Sincerely,
/s/ Mark A. Denien
Mark A. Denien
Executive Vice President and Chief Financial Officer
Duke Realty Corporation